

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2023

Gordon Roth
Chief Financial Officer
Roth CH Acquisition IV Co.
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

> **Re: Roth CH Acquisition IV Co.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 7, 2023**
> **File No. 333-269095**

Dear Gordon Roth:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2023, letter.

Amendment No. 2 to Form S-4

General

1. Please revise disclosure relating to the non-redemption agreements and related payments to reconcile apparent inconsistencies, for example, on pages 115, 136, F-18, and F-22. Clarify which party entered the agreements, made or will make payments, and received or will receive reimbursement. Revise references to "certain initial stockholders," which does not appear to be a defined term, to specifically identify these parties. Revise disclosure in the summary section under the heading "The Sponsor and ROCG's Directors and Executive Officers Have Financial Interests in the Business Combination," and add disclosure in the related party transactions section, as appropriate to reflect the foregoing payments and commitments.

2.   We note your disclosure that, "In further recognition of Roth's contributions, the Sponsors additionally intend to, following the Closing, transfer to Roth for no consideration up to a number of shares of the Combined Company's common stock equal to two-thirds of the potential 200,000 Variable Shares which are not issued pursuant to the BCMA Termination Agreement." Please revise the reference to "Variable Shares," which does not appear to be a defined term, and clarify that Roth is itself a sponsor, according to the definition on page v. Additionally revise disclosure within the related party transactions section related to Roth on page 260 to describe the amendment to the BCMA Termination Agreement and the intended transfer of shares from the other sponsors.

Material U.S. Federal Income Tax Consequences, page 231

3.   On page 231, you state that "This discussion is for general information only" and that shareholders are urged to consult their tax advisors as to the particular tax considerations of the business combination to them, including the applicability and effect of any U.S. federal laws. Investors are entitled to rely on your disclosure. Revise to eliminate these inappropriate disclaimers. You may recommend that investors consult their own advisors with respect to consequences of the transactions that could vary based on their particular circumstances. For guidance, refer to Section III.D. of Staff Legal Bulletin No. 19.

Material Tax Consequences with respect to a Redemption of Public Shares, page 232

4.   We note you have included a "short-form" tax opinion as Exhibit 8.2 to the Registration Statement. Please revise this section to state clearly that the disclosure is the opinion of named counsel, and to ensure that the disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. For guidance, refer to Section III.B.2 of Staff Legal Bulletin 19.

        You may contact Jeff Gordon at 202-551-3866 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Manufacturing

cc: Steven Pidgeon